Exhibit 99.1

doc 2  FIRST AMENDMENT TO CREDIT AGREEMENT among MAGNA INTERNATIONAL INC., AND THE OTHER BORROWERS IDENTIFIED HEREIN as Borrowers - and - THE FINANCIAL INSTITUTIONS IDENTIFIED HEREIN as Lenders - and - THE BANK OF NOVA SCOTIA, CITIGROUP GLOBAL MARKETS INC., MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, and BNP PARIBAS SECURITIES CORP. as Co-Lead Arrangers and Co-Bookrunners - and - THE BANK OF NOVA SCOTIA as Administrative Agent - and - THE BANK OF NOVA SCOTIA as European Agent - and - CITICORP INTERNATIONAL LIMITED as Asian Agent - and - CITIBANK, N.A. CANADIAN BRANCH, BANK OF AMERICA, N.A. and BNP PARIBAS SECURITIES CORP. as Co-Syndication Agents - and –

CANADIAN IMPERIAL BANK OF COMMERCE, BANK OF TOKYO-MITSUBISHI UFJ (CANADA) and EXPORT DEVELOPMENT CANADA as Documentation Agents - and – COMMERZBANK AG NEW YORK AND GRAND CAYMAN BRANCHES, ROYAL BANK OF CANADA, THE TORONTO-DOMINION BANK, ING BELGIUM, BRUSSELS, GENEVA BRANCH, THE ROYAL BANK OF SCOTLAND PLC, CANADA BRANCH and SOVEREIGN BANK, N.A. as Senior Managing Agents - and - RAIFFEISEN BANK INTERNATIONAL AG, BANK OF MONTREAL, JP MORGAN CHASE BANK, N.A. and CREDIT SUISSE AG, TORONTO BRANCH as Co-Agents DATED as of June 20, 2013

FIRST AMENDMENT TO CREDIT AGREEMENT made as of the 20th day of June, 2013 AMONG: MAGNA INTERNATIONAL INC. and the other Borrowers indicated on the signature pages hereto (herein called the “Borrowers”), - and - THE FINANCIAL INSTITUTIONS indicated on the signature pages hereto (herein called the “Lenders”), - and - THE BANK OF NOVA SCOTIA, as administrative agent of the Lenders (herein called the “Administrative Agent”) - and - THE BANK OF NOVA SCOTIA, as European funding agent of the Lenders to the European Borrowers (herein called the “European Agent”) - and - CITICORP INTERNATIONAL LIMITED, as Asian funding agent of the Lenders to the Asian Borrowers (herein called the “Asian Agent” and collectively with the Administrative Agent and the European Agent, the “Agents”) WHEREAS the Borrowers, the Agents and certain of the Lenders are parties to a credit agreement dated as of July, 8, 2011 (the “Credit Agreement”); AND WHEREAS the parties hereto wish to amend certain terms and conditions of the Credit Agreement including the addition of additional Lenders; NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the parties hereto agree to amend the Credit Agreement as provided herein: Section 1 General In this amendment to the Credit Agreement (the “Amending Agreement”) (including the recitals) unless otherwise defined herein or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Credit Agreement.

- 2 - Section 2 To be Read with Credit Agreement This Amending Agreement is an amendment to the Credit Agreement. Unless the context of this Amending Agreement otherwise requires, the Credit Agreement and this Amending Agreement shall be read together and shall have effect as if the provisions of the Credit Agreement and this Amending Agreement were contained in one agreement. The term “Agreement” when used in the Credit Agreement means the Credit Agreement as amended, supplemented or modified from time to time. Section 3 Amendments to Credit Agreement 1. Section 1.01 of the Credit Agreement is hereby amended by adding the following definition in its proper alphabetical order” ““Amending Agreement” means the amending agreement dated as of June 20, 2013 among the Agents, the Borrowers and the Lenders party thereto.” 2. The definition of “Applicable Margin” contained in Section 1.01 of the Credit Agreement is hereby amended by deleting the pricing grid contained therein in its entirety and replacing it with the following:  “Level Acceptance Fee, BA Rate, Libor, TIIE Rate, Letters of Credit Issuance Fee Prime Rate, Facility Fee Credit Rating: Base Rate Fitch and S&P/ Canada, Moody’s U.S. Base Rate I II III IV V VI The pricing margin set forth in the grid above shall become effective on the date of the Amending Agreement.” 3. The definition of “Fee Letter” contained in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following: “Fee Letter” means the letter agreement dated May 13, 2013 between Magna, The Bank of Nova Scotia, Bank of America, NA. and Merrill Lynch, Pierce, Fenner & Smith Incorporation, Citigroup Global Markets Inc. and BNP Paribas Securities Corp. with respect to

- 3 - certain fees payable by the Borrowers in connection with this Agreement.” 4. The definition of “Final Repayment Date” contained in Section 1.01 of the Credit Agreement is hereby amended by deleting “July 8, 2015” contained therein and replacing it with “June 20, 2018”. 5. The definition of “Tranche A Commitment Amount” contained in Section 1.01 of the Credit Agreement is hereby amended by deleting “$2,130,000,000” and replacing such deletion with “$2,000,000,000”. 6. The definition of “Tranche A-1 Commitment Amount” contained in Section 1.01 of the Credit Agreement is hereby amended by deleting “$1,680,000,000” and replacing such deletion with “$1,550,000,000”. 7. The definition of “Tranche B Commitment Amount” contained in Section 1.01 of the Credit Agreement is hereby amended by deleting “$20,000,000” and replacing such deletion with “$50,000,000”. 8. The definition of “Tranche C Commitment Amount” contained in Section 1.01 of the Credit Agreement is hereby amended by deleting “$100,000,000” and replacing such deletion with “$200,000,000”. 9. Section 2.01 (i) of the Credit Agreement is hereby amended by deleting the references to “$100,000,000” contained in the fourth line thereof and replacing it with “$200,000,000” and adding the following sentence following the fifth full sentence in such Section: “For certainty, Lenders not participating in any such transfer of Commitments shall not be required to approve of any such transfer.” 10. Section 2.01(j) of the Credit Agreement is hereby amended by deleting the references to “$750,000,000” contained in the fourth and ninth lines thereof and replacing such references with “$1,000,000,000”. 11. Section 2.06(a) of the Credit Agreement is hereby amended by deleting “Closing Date” and replacing such deletion with “delivery of the Amending Agreement (being June 20, 2013)”. 12. Section 3.01(a) of the Credit Agreement is hereby amended by deleting clause (i) in its entirety and replacing it with the following: “(i) in the case of Advances of Prime Rate Loans and Bankers’ Acceptance Loans on any proposed Borr-owing Date, not later than 11:00 a.m. (Toronto time) on the first Banking Day prior to the proposed Borrowing Date (provided that a Canadian Borrower may obtain an Advance of Prime Rate Loans in an aggregate amount, together with the aggregate amount of any same day Advances of Base Rate Canada Loans provided for in Section 3.01(a)(ii) and any same day Advances of U.S. Base Rate Loans provided for in Section

- 4 - 3.01(b)(i), not exceeding $1,000,000,000 by providing same day notice prior to 11:00 a.m. (Toronto time));”. 13. Section 3.01(a) of the Credit Agreement is hereby amended by deleting clause (ii) in its entirety and replacing it with the following: “(ii) in the case of Advances of Base Rate Canada Loans on any proposed Borrowing Date, not later than 11:00 a.m. (Toronto time) on the first Banking Day prior to the proposed Borrowing Date (provided that a Canadian Borrower may obtain an Advance of Base Rate Canada Loans in an aggregate amount, together with the aggregate amount of same day Advances of Prime Rate Loans provided for in Section 3.01(a)(i) and U.S. Base Rate Loans provided for in Section 3.01(b)(i), of up to $1,000,000,000 by providing same day notice prior to 11:00 a.m. (Toronto time)); and 14. Section 3.01(b) of the Credit Agreement is hereby amended by deleting clause (i) in its entirety and replacing it with the following: “(i) in the case of Advances of U.S. Base Rate Loans on any proposed Borrowing Date, not later than 11:00 a.m. (Toronto time) on the first Banking Day prior to the proposed Borrowing Date (provided that a U.S. Borrower may obtain an Advance of U.S. Base Rate Loans of up to $200,000,000 subject to the aggregate amount of such U.S. Base Rate Loans, together with the aggregate amount of any same day Advances of Prime Rate Loans provided for in Section 3.01(a)(i) and any same day Advances of Base Rate Canada Loans provided for in Section 3.01(a)(ii), not exceeding $1,000,000,000 by providing same day notice prior to 11:00 a.m. (Toronto time));”. 15. Section 3.11 (a) and Section 3.11 (c) of the Credit Agreement are hereby amended by deleting “$20,000,000” and replacing such deletion with “$50,000,000”. 16. Section 8.01 (k) of the Credit Agreement is hereby deleted in its entirety and replaced with the following: “(k) Use of Proceeds. The proceeds of each Advance shall be used for general corporate purposes (which shall include, for greater certainty, mergers and acquisitions or any such other corporate activities as may be required by the Borrowers from time to time) in each case subject to the terms and conditions hereof and not in contravention of any Applicable Law;” 17. Section 11.13 of the Credit Agreement is hereby amended by adding the following immediately following Section 11.13(b): “(c) Notwithstanding any other provision of this Agreement to the contrary (including, for certainty, Section 11.13(b) above) if and to

- 5 - the extent any one of the Tranche A Lenders listed in the second to last sentence of this subsection is asked to fund an amount in excess of the amount indicated in such sentence (in which event, such Tranche A Lender being an “Underfunding Lender”) and is only capable of funding on a same day basis an amount that is less than its Rateable Portion of a Loan (the aggregate deficiency for all Underfunding Lenders referred to herein as the “Unfunded Portion”) available to a Borrower under Tranche A in accordance with a same day Borrowing Notice permitted by Section 3.01(a)(i), Section 3.01(a)(ii) or Section 3.01(b)(i) (a “SD Notice”) (and provided that such Underfunding Lender does fund its Rateable Portion of the Loan other than the Unfunded Portion), each of The Bank of Nova Scotia, Citibank, N.A., Canadian Branch, Bank of America, N.A., Canada Branch and BNP Paribas (Canada) or any of their Affiliates that is a Tranche A Lender (the “SD Fronting Lenders”) shall each advance an equal amount (which aggregates an amount equal to such Unfunded Portion) to the applicable Borrower on the applicable Borrowing Date in accordance with the provisions hereof. Upon receipt of a SD Notice from a Borrower that results in an Unfunded Portion, the Administrative Agent shall provide notice to each SD Fronting Lender as to the amount of the Unfunded Portion that they are required to fund (which, for certainty, shall be an equal amount for each such SD Fronting Lender). No SD Fronting Lender shall be obliged to advance an amount greater than its share of the Unfunded Portion. For greater certainty, a SD Fronting Lender shall Advance its respective amount of the Unfunded Portion irrespective as to whether or not such Advance exceeds its Commitment under Tranche A. On the Business Day immediately following the Borrowing Date on which such Unfunded Portion is advanced by the SD Fronting Lenders, each Underfunding Lender shall irrevocably be required to purchase and shall purchase (by making payment to the Administrative Agent to be distributed to the SD Fronting Lenders) from the SD Fronting Lenders the Unfunded Portion without any requirement for any further action or documentation. Once the Unfunded Portion has been purchased by the applicable Underfunding Lender from the SD Fronting Lenders as required herein, the Unfunded Portion so purchased shall constitute such Underfunding Lender’s Rateable Portion of the Loan for purposes of this Agreement. If an Underfunding Lender fails to fund the purchase of its Unfunded Portion from the SD Fronting Lenders on such date, the applicable Borrowers, shall immediately repay the Unfunded Portion to the SD Fronting Lenders upon receipt of a written request from a SD Fronting Lender. Such repayment will not impair any rights that the Borrowers may have with respect to such Underfunding Lender. Until such time as the Underfunding Lender funds the purchase of the Unfunded Portion, all interest in respect of

- 6 - the Unfunded Portion shall be due and owing to the SD Fronting Lenders. For the purposes of this Section 11.13(c), “Underfunding Lender” shall mean any of the following Tranche A Lenders: (i) Commerzbank AG New York and Grand Cayman Branches- in the case of Cdn. $ Loans, the amount exceeding Cdn. $0, (ii) Raiffeisen Bank International AG- in the case of Cdn. $ Loans, the amount exceeding Cdn. $0, and in the case of U.S. $ Loans, the amount exceeding $0, and (iii) Industrial and Commercial Bank of China, New York Branch- in the case of Cdn. $ Loans, the amount exceeding Cdn. $0. The maximum aggregate amount that may constitute an Unfunded Portion on any same day advance shall be, in the case of Cdn. $ Loans, the Canadian Dollar Equivalent of $112,500,000, or in the case of U.S. $ Loans, $37,500,000.” 18. Section 11.20(1) of the Credit Agreement is amended by adding the following sentence at the end of such subsection: “For as long as Applicable Law shall prohibit Export Development Canada from depositing cash or Cash Equivalents as contemplated in this subsection, it shall not be required to do so.” 19. Schedule F (Commitment Amounts) to the Credit Agreement is hereby deleted in its entirety and replaced with the Schedule F attached hereto as Schedule A, Section 4 Representations and Warranties In order to induce the Agent and the Lenders to enter into this Amending Agreement, each of the Borrowers represents and warrants to the Administrative Agent and the Lenders as follows, which representations and warranties shall survive the execution and delivery hereof: 1. the representations and warranties set out in Article 7 of the Credit Agreement shall be true and correct in all material respects on the date of this Amending Agreement as if made on and as of such date, except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty shall be true and correct as at such date or for such period of time; 2. all necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance of this Amending Agreement by each Borrower. Each Borrower has duly executed and delivered this Amending Agreement. This Amending Agreement is a legal, valid and binding obligation of each Borrower enforceable against it by the Agents and the Lenders in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditor’s rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies; and 3. as of the date hereof and after giving full force and effect to the amendments to the Credit Agreement provided for in this Amending Agreement, no Default or Event of Default exists.

- 7 - Section 5 Confirmation of Magna Guarantee Magna hereby acknowledges, confirms and agrees that, notwithstanding this Amending Agreement (i) the Magna Guarantee continues in full force and effect, and constitutes a legal, valid and binding obligation of Magna enforceable against it in accordance with its terms, and (ii) the Magna Guarantee is hereby ratified and confirmed. Section 6 Conditions Precedent This Amending Agreement shall not be effective until satisfaction of the following terms, each to the satisfaction of the Administrative Agent and the Lenders, acting reasonably: (a) this Amending Agreement shall be executed and delivered by the Borrowers, the Agents and the Lenders; (b) the Agents shall have received the following in form and substance satisfactory to the Lenders; (i) an Officers’ Certificate of Magna certifying: (A) that (a) the constating documents previously delivered to the Administrative Agent on the Closing Date have not been amended and remain in full force and effect, or (b) attached thereto are true and correct copies of the articles or constating documents and the by-laws of Magna and that such documents are in full force and effect, unamended; (B) as to the incumbency of officers and directors of Magna, who have executed this Amending Agreement (such certificate to include sample signatures); and (C) that attached thereto are true and correct copies of the resolutions or other documentation evidencing that all necessary action, corporate or otherwise, has been taken by Magna to authorize the execution, delivery and performance of this Amending Agreement, and that such resolutions or other documents are in full force and effect, unamended; (c) the Agents shall have received an opinion of Borrower’s Counsel in connection with Magna in form and substance satisfactory to the Agents, acting reasonably; (d) all required amendments to the Asian Facility Agreements shall have been executed and delivered by the applicable Borrowers, the applicable Agents and the applicable Lenders party thereto and all conditions precedent to the effectiveness of such amendments shall have been satisfied; (e) all fees required to be paid pursuant to the Fee Letter on the date hereof shall have been paid by Magna; and

- 8 - (f) the Administrative Agent and each Lender shall have received all such other documents, instruments and agreements as may reasonably be required by it. Section 7 Expenses The Borrowers shall pay all reasonable fees and expenses incurred by the Agents and the Lenders in connection with the preparation, negotiation, completion, execution, delivery and review of this Amending Agreement. Section 8 Adhesion Each Lender that was not a Lender prior to the execution and delivery of this Amending Agreement (each a “New Lender”) hereby acknowledges and agrees that its execution and delivery of this Amending Agreement has the immediate effect of causing it to become a Lender under, pursuant to and in accordance with the Credit Agreement as amended by this Amending Agreement. Each Borrower acknowledges the addition of each New Lender and confirms that each New Lender is, by execution of this Amending Agreement, a Lender under, pursuant to and in accordance with the Credit Agreement as amended by this Amending Agreement. Section 9 Continuance of the Loan Documents and the Credit Agreement The Loan Documents and the Credit Agreement, as changed, altered, amended or modified by this Amending Agreement, shall be and continue in full force and effect and is hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for in this Amending Agreement. Section 10 Counterparts This Amending Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same agreement. Section 11 Governing Law This Amending Agreement shall be construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each of the parties hereto irrevocably attorns in accordance with the provisions of Section 1.08 of the Credit Agreement. Section 12 Severability If any term or provision of this Amending Agreement or the application thereof to any patty or circumstance shall be held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, the validity, legality and enforceability of the remaining terms and provisions of this Amending Agreement shall not in any way be affected or impaired thereby, and the affected term or provision shall be modified to the minimum extent permitted by law so as most fully to achieve the intention of this Amending Agreement.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above. MAGNA INTERNATIONAL INC. Per: s/s “Vincent Galifi” Name: Vincent Galifi Title: Executive Vice-President and Chief Financial Officer Per: s/s “Paul Brock” Name: Paul Brock Title: Vice-President and Treasurer MAGNA TREASURY SERVICES LP, by its general partner, MAGNA TREASURY SERVICES INC. Per: s/s “Riccardo Trecroce” Name: Riccardo Trecroce Title: Vice-President and General Counsel Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice-President and Corporate Secretary MAGNA INTERNATIONAL OF AMERICA, INC. Per: s/s “ Riccardo Trecroce” Name: Riccardo Trecroce Title: Vice-President and General Counsel Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice-President and Corporate Secretary

This Agreement was executed outside Belgium. NEW MAGNA INVESTMENTS NV, GENK, BELGIEN, ZWEIGNIEDERLASSUNG STEINHAUSEN Per: s/s “Thomas Schultheiss” Name: Thomas Schultheiss Title: Authorized Signatory Per: s/s “Peter Nideroest” Name: Peter Nideroest Title: Authorized Signatory

MAGNA INTERNACIONAL DE MEXICO, S.A. DE C.V. Per: s/s “Bassem Shakeel” Name: Bassem Shakeel Title: Power of Attorney Per: s/s “Riccardo Trecroce” Name: Riccardo Trecroce Title: Power of Attorney MAGNA INTERNATIONAL (HONG KONG) LIMITED Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary

MAGNA TECHNOLOGY AND TOOLING SYSTEMS (TIANJIN) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Riccardo Trecroce” Name: Riccardo Trecroce Title: Vice President, General Counsel-North America MAGNA POWERTRAIN (CHANGZHOU) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary MAGNA AUTOMOTIVE TECHNOLOGY AND SERVICE (SHANGHAI) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Riccardo Trecroce” Name: Riccardo Trecroce Title: Vice President, General Counsel-North America MAGNA POWERTRAIN KOREA INC. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Riccardo Trecroce” Name: Riccardo Trecroce Title: Vice President, General Counsel-North America GUANGDONG DONNELLY ZHENHUA AUTOMOTIVE SYSTEMS CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary MAGNA DONNELLY (SHANGHAI) AUTOMOTIVE TECHNOLOGY CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Riccardo Trecroce” Name: Riccardo Trecroce Title: Vice President, General Counsel-North America MAGNA AUTOMOTIVE MIRRORS (SHANGHAI) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary COSMA AUTOMOTIVE (SHANGHAI) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary

MAGNA CLOSURES (KUNSHAN) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Riccardo Trecroce” Name: Riccardo Trecroce Title: Vice President, General Counsel-North America MAGNA (FUZHOU) AUTOMOTIVE SEATING CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary MAGNA ELECTRONICS (ZHANGJIAGANG) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Riccardo Trecroce” Name: Riccardo Trecroce Title: Vice President, General Counsel-North America MAGNA AUTOMOTIVE PARTS (SUZHOU) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary MAGNA STEYR AUTOMOTIVE TECHNOLOGY (SHANGHAI) LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Riccardo Trecroce” Name: Riccardo Trecroce Title: Vice President, General Counsel-North America COSMA AUTOMOTIVE (CHONGQING) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “ Bassem Shakeel” Name: Bassem Shakeel Title: Vice President and Corporate Secretary MAGNA MIRRORS (TAICANG) AUTOMOTIVE TECHNOLOGY CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Riccardo Trecroce” Name: Riccardo Trecroce Title: Vice President, General Counsel-North America MAGNA POWERTRAIN (TIANJIN) CO., LTD. Per: s/s “Paul Brock” Name: Paul Brock Title: Vice President and Treasurer Per: s/s “Riccardo Trecroce” Name: Riccardo Trecroce Title: Vice President, General Counsel-North America

THE BANK OF NOVA SCOTIA, as Administrative Agent Per: s/s “Robert Boomhour” Name: Robert Boomhour Title: Director Per: s/s “Clement Yu” Name: Clement Yu Title: Associate Director THE BANK OF NOVA SCOTIA, as European Agent Per: s/s “Robert Boomhour” Name: Robert Boomhour Title: Director Per: s/s “Clement Yu” Name: Clement Yu Title: Associate Director CITICORP INTERNATIONAL LIMITED, as Asian Agent Per: s/s “Eros Lai” Name: Eros Lai Title: Vice President THE BANK OF NOVA SCOTIA, as Tranche A-1 Lender Per: s/s “Jamie Davis” Name: Jamie Davis Title: Director Per: s/s “ Vik Sidhu” Name: Vik Sidhu Title: Associate Director THE BANK OF NOVA SCOTIA, as Tranche A-2 Lender Per: s/s “Jamie Davis” Name: Jamie Davis Title: Director Per: s/s “ Vik Sidhu” Name: Vik Sidhu Title: Associate Director THE BANK OF NOVA SCOTIA, as Tranche A-3 Lender Per: s/s “Jamie Davis” Name: Jamie Davis Title: Director Per: s/s “ Vik Sidhu” Name: Vik Sidhu Title: Associate Director SCOTIABANK INVERLAT, S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO SCOTIABANK INVERLAT, as Tranche B Lender Per: s/s “Edgar Luises Castro” Name: Edgar Luises Castro Title: Attorney in fact Per: s/s “Javier Olivero” Name: Javier Olivero Title: Managing Director Attorney in fact

CITIBANK N.A„ HONG KONG BRANCH, as Tranche C Lender Per: [ILLEGIBLE] Name: [ILLEGIBLE] Title: Director Per: Name: Title:

THE BANK OF NOVA SCOTIA, as Tranche C Lender Per: s/s “Andy Poon” Name: Andy Poon Title: Director & Deputy Head, Greater China CITIBANK, N.A., CANADIAN BRANCH, as Tranche A-1 Lender Per: s/s “Samin Atique” Name: Samin Atique Title: Authorized Signatory CITIBANK, N.A., as Tranche A-2 Lender Per: s/s “Carolyn Kee” Name: Carolyn Kee Title: Vice President CITIBANK, N.A., LONDON BRANCH, as Tranche A-3 Lender Per: s/s “Lucy Devlin” Name: Lucy Devlin Title: Vice President BANK OF AMERICA, N.A., CANADA BRANCH, as Tranche A-1 Lender Per: s/s “Medina Sales De Andrade” Name: Medina Sales de Andrade Title: Vice President BANK OF AMERICA, N.A., as Tranche A-2 Lender Per: s/s “Christopher Wozniak” Name: Christopher Wozniak Title: Vice President BANK OF AMERICA, N.A., LONDON BRANCH, as Tranche A-3 Lender Per: s/s “Gary Saint” Name: Gary Saint Title: Director BANK OF AMERICA, N.A., as Tranche C Lender Per: s/s “Sunder Iyer” Name: Sunder Iyer Title: Asia Head, Corporate Banking Subsidiaries Global Corporate & Investment Banking BNP PARIBAS (CANADA), as Tranche A-1 Lender Per: s/s “Chris Golding” Name: Chris Golding Title: Director Corporate Coverage Canada Per: s/s “ Tony Baratta” Name: Tony Baratta Title: Managing Director Corporate Coverage Canada

BNP PARIBAS (CANADA), as Tranche A-2 Lender Per: s/s “Chris Golding” Name: Chris Golding Title: Director Corporate Coverage Canada Per: s/s “ Tony Baratta” Name: Tony Baratta Title: Managing Director Corporate Coverage Canada BNP PARIBAS, SUCURSAL EN ESPANA, as Tranche A-3 Lender Per: s/s “Remon Sole” Name: Remon Sole Title: CIB / Corporate Banking Europe Business Center Managet - Barcelone Per: s/s “Goan Vaus” Name: Goan Vaus Title: Senior Relationship Manager BNP PARIBAS HONG KONG BRANCH, as Tranche C Lender Per: s/s “Paul Yang” Name: Paul Yang Title: Chief Executive Officer Hong Kong Per: s/s “Mary Hse” Name: Mary Hse Title: Managing Director, Coverage CANADIAN IMPERIAL BANK OF COMMERICE, as Tranche A-1 Lender Per: s/s “Jordan Spellman” Name: Jordan Spellman Title: Director Per: s/s “Steve Nishimura” Name: Steve Nishimura Title: Managing Director CIBC INC., as Tranche A-2 Lender Per: s/s “Robert Casey” Name: Robert Casey Title: Authorized Signatory Per: s/s “ Jonathan Kim” Name: Johnathan Kim Title: Authorized Signatory CANADIAN IMPERIAL BANK OF COMMERICE, as Tranche A-3 Lender Per: s/s “Jordan Spellman” Name: Jordan Spellman Title: Director Per: s/s “Steve Nishimura” Name: Steve Nishimura Title: Managing Director BANK OF TORYO-MITSUBISHI UFJ (CANADA), as Tranche A-1 Lender Per: s/s “Angelo Bisutti” Name: Angelo Bisutti Title: Managing Director

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Tranche A-2 Lender Per: s/s “Charles Stewart” Name: Charles Stewart Title: Director THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., LONDON BRANCH as Tranche A-3 Lender Per: s/s “Andrew Trenouth” Name: Andrew Trenouth Title: Deputy General Manager Director Corporate Banking Disvision for EMEA Bank of Tokyo-Mitsubishi UFJ, Ltd. EXPORT DEVELOPMENT CANADA, as Tranche A-1 Lender Per: s/s “Robert Pelletier” Name: Robert Pelletier Title: Senior Financing Manager Per: s/s “Margaret Michalski” Name: Margaret Michalski Title: Financing Manager EXPORT DEVELOPMENT CANADA, as Tranche A-2 Lender Per: s/s “Robert Pelletier” Name: Robert Pelletier Title: Senior Financing Manager Per: s/s “Margaret Michalski” Name: Margaret Michalski Title: Financing Manager EXPORT DEVELOPMENT CANADA, as Tranche A-3 Lender Per: s/s “Robert Pelletier” Name: Robert Pelletier Title: Senior Financing Manager Per: s/s “Margaret Michalski” Name: Margaret Michalski Title: Financing Manager COMMERZBANK AG NEW YORK AND GRAND CAYMAN BRANCHES, as Tranche A-1 Lender Per: s/s “Patrick Hartweger” Name: Patrick Hartweger Title: Managing Director Per: s/s “ Jack Kramer” Name: Jack Kramer Title: Associate

COMMERZBANK AG NEW YORK AND GRAND CAYMAN BRANCHES, as Tranche A-2 Lender  Per: s/s “Patrick Hartweger” Name: Patrick Hartweger Title: Managing Director  Per: s/s “ Jack Kramer” Name: Jack Kramer Title: Associate  COMMERZBANK AG, FILIALE LUXEMBURG, as Tranche A-3 Lender  Per: s/s “Ivaila Vevecka” Name: Ivaila Vevecka Title:  Per: s/s “Dr. Kai- Roderich Bringewald” Name: Dr. Kai- Roderich Bringewald Title:  THE ROYAL BANK OF SCOTLAND PLC, CANADA BRANCH, as Tranche A-1 Lender  Per: s/s “Shehan J. De Silva” Name: Shehan J. De Silva Title: Vice President  Per: s/s “David Wright” Name: David Wright Title: Director Head of Client Management Canada  THE ROYAL BANK OF SCOTLAND PLC, CANADA BRANCH, as Tranche A-2 Lender  Per: s/s “Shehan J. De Silva” Name: Shehan J. De Silva Title: Vice President  Per: s/s “David Wright” Name: David Wright Title: Director Head of Client Management Canada  THE ROYAL BANK OF SCOTLAND PLC, CANADA BRANCH, as Tranche A-3 Lender  Per: s/s “Shehan J. De Silva” Name: Shehan J. De Silva Title: Vice President  Per: s/s “David Wright” Name: David Wright Title: Director Head of Client Management Canada  ROYAL BANK OF CANADA, as Tranche A-1 Lender  Per: s/s “Chris Cowan” Name: Chris Cowan Title: Authorized Signatory

ROYAL BANK OF CANADA, as Tranche A-2 Lender  Per: s/s “Chris Cowan” Name: Chris Cowan Title: Authorized Signatory  ROYAL BANK OF CANADA, as Tranche A-3 Lender  Per: s/s “Chris Cowan” Name: Chris Cowan Title: Authorized Signatory  THE TORONTO-DOMINION BANK, as Tranche A-1 Lender  Per: s/s “Richard Robarts” Name: Richard Robarts Title: Vice President  Per: s/s “Tim Thomas” Name: Tim Thomas Title: Managing Manager  THE TORONTO DOMINION (TEXAS) LLC, as Tranche A-2 Lender  Per: s/s “Marie Fernandes” Name: Marie Fernandes Title: Authorized Signatory  THE TORONTO-DOMINION BANK, as Tranche A-3 Lender  Per: s/s “James N. Stewart” Name: James N. Stewart Title: Regional Head of Credit Management London  ING BELGIUM, BURSSELS, GENEVA BRANCH, as Tender A-1 Lender  Per: s/s “Marie Masschelein” Name: Marie Masschelein Title: Parent Account Manager  Per: s/s “ Michele Provinciael” Name: Michele Provinciael Title: Head of Credit Risk

ING BELGIUM, BRUSSELS, GENEVA BRANCH, as Tranche A-2 Lender  Per: s/s “Marie Masschelein” Name: Marie Masschelein Title: Parent Account Manager  Per: s/s “ Michele Provinciael” Name: Michele Provinciael Title: Head of Credit Risk  ING BELGIUM, BRUSSELS, GENEVA BRANCH, as Tranche A-3 Lender  Per: s/s “Marie Masschelein” Name: Marie Masschelein Title: Parent Account Manager  Per: s/s “ Michele Provinciael” Name: Michele Provinciael Title: Head of Credit Risk  SOVEREIGN BANK, N.A., as Tranche A-1 Lender  Per: s/s “William Maag” Name: William Maag Title: Senior Vice President  SOVEREIGN BANK, N.A., as Tranche A-2 Lender  Per: s/s “William Maag” Name: William Maag Title: Senior Vice President  SOVEREIGN BANK, N.A., as Tranche A-3 Lender  Per: s/s “William Maag” Name: William Maag Title: Senior Vice President  RAIFFEISEN B ANK INTERNATIONAL AG, as Tranche A-1 Lender  Per: s/s “Toni Maurer” Name: Toni Maurer Title:  Per: s/s “ Wilfried Lottermoser” Name: Wilfried Lottermoser Title:

BANK OF MONTREAL IRELAND PLC, as Tranche A-3 Lender  Per: Alan lynch Name: Alan lynch  Title: Chief Financial Officer Bank of Montreal Ireland p.l.c.  Per: [ILLEGIBLE] Name: [ILLEGIBLE] Title: AUTHORISED SIGNATORY BANK OF MONTREAL IRELAND p.l.c

RAIFFEISEN B ANK INTERNATIONAL AG, as Tranche A-2 Lender  Per: s/s “Toni Maurer” Name: Toni Maurer Title:  Per: s/s “ Wilfried Lottermoser” Name: Wilfried Lottermoser Title:  RAIFFEISEN B ANK INTERNATIONAL AG, as Tranche A-3 Lender  Per: s/s “Toni Maurer” Name: Toni Maurer Title:  Per: s/s “ Wilfried Lottermoser” Name: Wilfried Lottermoser Title:  BANK OF MONTREAL, as Tranche A-1 Lender  Per: s/s “Martin Stevenson” Name: Martin Stevenson Title: Director  BANK OF MONTREAL, CHICAGO BRANCH, as Tranche A-2 Lender  Per: s/s “Yacouba Kane” Name: Yacouba Kane Title: Vice President  CREDIT SUISSE AG, TORONTO BRANCH, as Tranche A-1 Lender  Per: s/s “Alain Daoust” Name: Alain Daoust Title: Authorized Signatory  Per: s/s “ Chris Gage” Name: Chris Gage Title: Authorized Signatory

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Tranche A-2 Lender  Per: s/s “Alain Daoust” Name: Alain Daoust Title: Authorized Signatory  Per: s/s “Patrick Freytag” Name: Patrick Freytag Title: Authorized Signatory  CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Tranche A-3 Lender  Per: s/s “Alain Daoust” Name: Alain Daoust Title: Authorized Signatory  Per: s/s “Patrick Freytag” Name: Patrick Freytag Title: Authorized Signatory  JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as Tranche A-1 Lender  Per: s/s “Richard W. Duker” Name: Richard W. Duker Title: Managing Director  JPMORGAN CHASE BANK, N.A., as Tranche A-2 Lender  Per: s/s “Richard W. Duker” Name: Richard W. Duker Title: Managing Director  JPMORGAN CHASE BANK, N.A., LONDON BRANCH, as Tranche A-3 Lender  Per: s/s “Richard W. Duker” Name: Richard W. Duker Title: Managing Director  BANK OF CHINA, NEW YORK BRANCH, as Tranche A-1 Lender  Per: s/s “Dong Yuan” Name: Dong Yuan Title: Deputy General Manager  BANK OF CHINA, NEW YORK BRANCH, as Tranche A-2 Lender  Per: s/s “Dong Yuan” Name: Dong Yuan Title: Deputy General Manager  BANK OF CHINA, NEW YORK BRANCH, as Tranche A-3 Lender  Per: s/s “Dong Yuan” Name: Dong Yuan Title: Deputy General Manager

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED NEW YORK BRANCH, as Tranche A-1 Lender Per: [ILLEGIBLE] Name: Title: Per: Name: Title:

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED NEW YORK BRANCH, as Tranche A-2 Lender Per: [ILLEGIBLE] Name: Title: Per: Name: Title:

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED NEW YORK BRANCH, as Tranche A-3 Lender Per: [ILLEGIBLE] Name: Title: Per: Name: Title:

- A1 -  Schedule A  Schedule F  Commitment Amounts Tranche A Tranche A-1 Lender Commitment Tranche A-2 Lender Commitment The Bank of Nova Scotia The Bank of Nova Scotia Citibank, N.A., Canadian Citibank N.A. Branch Bank of America, N.A., Bank of America, Canada Branch N.A. BNP Paribas (Canada) BNP Paribas (Canada) Canadian Imperial Bank of CIBC INC. Commerce Bank of Tokyo-Mitsubishi UFJ The Bank of Tokyo- (Canada) Mitsnbishi UFJ, Ltd. Export Development Canada Export Development Canada Commerzbank AG New York Commerzbank AG and Grand Cayman Branches New York and Grand Cayman Branches The Royal Bank of Scotland The Royal Bank of plc, Canada Branch Scotland plc, Canada Branch Royal Bank of Canada Royal Bank of Canada The Toronto-Dominion Bank Toronto Dominion (Texas) LLC

- A2 - ING Belgium, Brussels, ING Belgium, Geneva Branch Brussels, Geneva Branch Sovereign Bank, N.A. Sovereign Bank, N.A. Raiffeisen Bank International Raiffeisen Bank AG International AG Bank of Montreal Bank of Montreal, Chicago Branch Credit Suisse AG, Toronto Credit Suisse AG, Branch Cayman Islands Branch JPMorgan Chase Bank, N.A., JPMorgan Chase Toronto Branch Bank, N.A. Bank of China, New York Bank of China, New Branch York Branch Industrial and Commercial Industrial and Bank of China Limited New Commercial Bank of York Branch China Limited New York Branch Tranche A-1 Commitment U.S.$1,550,000,000 Tranche A-2 U.S.$200,000,000 Amount Commitment Amount

- A3 - Tranche A-3 Lender Commitment The Bank of Nova Scotia Citibank, N.A., London Branch Bank of America, N.A., London Branch BNP Paribas, Sucursal en Espana Canadian Imperial Bank of Commerce The Bank of Tokyo-Mitsubishi UFJ, Ltd., London Branch Export Development Canada Commerzbank AG, Filiale Luxemburg The Royal Bank of Scotland plc, Canada Branch Royal Bank of Canada The Toronto-Dominion Bank ING Belgium, Brussels, Geneva Branch Sovereign Bank, N.A. Raiffeisen Bank International AG Bank of Montreal Ireland PLC Credit Suisse AG, Cayman Islands Branch JPMorgan Chase Bank N.A., London Branch

- A4 - Bank of China, New York Branch Industrial and Commercial Bank of China Limited New York Branch Tranche A-3 Commitment U.S.$250,000,000 Amount Tranche A Commitment U.S.$2,000,000,000 Amount Tranche B Tranche B Lender Commitment Scotiabank Inverlat, S.A., Institutión de Banca Múltiple, Grupo Financiero Scotiabank Inverlat Tranche B Commitment Amount Tranche C Lender Commitment Citibank N.A., Hong Kong Branch BNP Paribas Hong Kong Branch The Bank of Nova Scotia Bank of America, N.A. Tranche C Commitment U.S.$200,000,000 Amount